September 20, 2022

VIA EDGAR

John F. Kernan
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:           Forum Funds (the “Registrant”)
  (File No. 811-03023)

Dear Mr. Kernan:

This letter is in response to comments provided by the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to filings made by the Registrant, on behalf of certain of its series (each, a “Fund” and collectively, the “Funds”). The Staff comments were provided in a telephone conversation on Friday, September 2, 2022. For your convenience, such comments are set out below in bold text and each comment is followed by our response.

Comment 1: The Staff observed that Item 4(d) of the Registrant’s certifications required by Item 13(a)(2) of Form N-CSR filed for periods ended March 31, 2022 and April 30, 2022 do not appear to refer to the correct time period. Specifically, the Staff notes that Item 4(d) requires disclosure of any changes in the Registrant’s internal control over financial reporting during period of the report; however, it appears that the Registrant’s current certification implicates only the second fiscal quarter of the period covered by the report. Please file an amended Form N-CSR to include the correct form of certifications and ensure certifications are updated to a current date.

Response:  Registrant has updated the language of Item 4(d) in the Registrant’s certifications required by Item 13(a)(2) of Form N-CSR to ensure that the certifications properly refer to the full period covered by the report and is not isolated to a particular quarter.

Registrant has updated the applicable certifications by way of Form N-CSR/A filings made via EDGAR on or about September 12, 2022 (SEC accession nos. 0001435109-22-000293 and 0001435109-22-000295 for reporting periods ended April 30, 2022 and March 31, 2022, respectively).

Comment 2: The Staff observed that the Registrant’s filing on Form N-CSR for the periods ended March 31, 2022 and April 30, 2022 refers to the second quarter covered by the report for the disclosure related to Form N-CSR Item 11(b). Please utilize the language provided in Form N-CSR Item 11(b), which refers to the period covered by the report, not isolated to a particular quarter, and confirm that there have been no such changes in Registrant’s internal control over financial controls over the period.
Response:  Registrant hereby confirms that there have been no such changes in Registrant’s internal control over financial controls over the period covered by the report.

Registrant will ensure that the Registrant’s representations related to controls and procedures under Item 11(b) of Form N-CSR refer to the full period covered by the report (and are not isolated to a particular quarter) on a going-forward basis.
Comment 3: With respect to the Absolute Funds: In the Notes to Financial Statements, on page 40 of the report, Note 6. Summary of Derivative Activity, please consider enhancing derivatives disclosure relating to the Funds’ use of purchased and written options to assist the readers in understanding (i) the objectives for holding or issuing such instruments; (ii) the context needed to understand these objectives; and (iii) the strategies for achieving these objectives, as required by ASC 815-10-50-1A. In addition, please consider expanding the annual notional volume of derivatives disclosure included in Note 6 to distinguish between long and short exposures.

Response:  Registrant intends to enhance its derivatives disclosure set forth in Note 6, relating to the use of derivatives by the Absolute Funds, on a going forward basis, beginning with the Absolute Funds’ semi-annual report for the period ended September 30, 2022, to be filed via EDGAR on Form N-CSR.

Comment 4: With respect to Merk Hard Currency Fund: in the Statement of Operations, on page 8 of the report, please separately disclose gains and losses on forward foreign currency contracts on the Statement of Operations in compliance with Reg. S-X 6-07.7(c), consistent with the earlier commitment made in correspondence dated July 23, 2019.  The Staff notes that currency translation gains and losses should be recorded as gains and losses on investments, however, it appears that the Fund may instead be netting these gains and losses with the gains and losses on forward currency contracts.  See Reg. S-X 6-07.7(c), which requires that gains and losses attributable to foreign currency contracts be presented separately in the Statement of Operations. Please confirm the Registrant’s intention to state these net realized gains and losses separately in the statement of operations going forward.

Response:  Registrant intends to include net realized gains and losses for forward currency contracts separately from the currency translation gains and losses going forward. This information will be included in the statement of operations of the shareholder report beginning with the September 30, 2022 semi-annual report to shareholders that will be filed on Form N-CSRS.
Comment 5: With respect to Merk Hard Currency Fund’s Statement of Operations, in correspondence, please supplementally describe the nature of the interest expense disclosed in the Statement of Operations and, if applicable, consider disclosing the average dollar amount of borrowings and average interest rate in the Notes to Financial Statements as required by Reg. S-X 6.07-3.
Response:  The referenced interest expense disclosed in the Statement of Operations relates to the charges that the Merk Hard Currency Fund incurs on foreign currency holdings; it is not due to borrowings.
*  * *

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

Zachary R. Tackett
Zachary R. Tackett

cc: Stacy L. Fuller, Esq.
K&L Gates LLP